180 LIFE SCIENCES CORP.

3000 El Camino Real

Bldg. 4, Suite 200

Palo Alto, CA 94306

December 20, 2024

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Tyler Howes

Jason Drory

Re:	180 Life Sciences Corp.

Registration Statement on Form S-1

Filed November 15, 2024

File No. 333-283265

Ladies and Gentlemen:

This letter responds to the correspondence from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 11, 2024 (the “Comment Letter”) providing comments on the above-referenced Registration Statement on Form S-1, filed on November 15, 2024 (the “Form S-1”) by 180 Life Sciences Corp., a Delaware corporation (the “Company”, “we”, “us” or “180 Life”).

The Company today filed via EDGAR its Pre-Effective Amendment No. 1 to its Registration Statement on Form S-1 (“Amendment No. 1”, and the registration as amended through Amendment No. 1, the “Registration Statement”). The remainder of this letter responds to the Staff’s comments on the Form S-1, which are set forth below along with our responses on behalf of the Company. We trust you shall deem the contents of this transmittal letter responsive to your Comment Letter. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to each comment as well as a summary of the responsive actions taken.

December 20, 2024

Registration Statement on Form S-1 filed November 15, 2024 General

1. Please explain why the acquisition of certain source code and intellectual property relating to an online blockchain casino was accounted for as an asset acquisition rather than a business combination. Your analysis should address the guidance in ASC 805-10-25. In addition, tell us how you considered providing financial statements for this entity pursuant to Rule 3-05 of Regulation S-X.

RESPONSE: The Company assessed the acquisition of the casino blockchain technology assets under Accounting Standards Codification (ASC) 805-10-25. The Company acquired the underlying technology and related intellectual property. These assets were not producing revenue prior to this transaction, and there is no existing customer base acquired by the Company. Management further notes that the Company did not acquire any employees in the transaction, no knowledge of existing processes, no management processes and no existing intellectual capacity to develop such processes related to the acquired assets. The Company expects to enter into a front-end development agreement to further develop the business plan, as disclosed under “Prospectus Summary—Our Company—Planned iGaming Casino Operations” in Amendment No. 1. Further, the Company will need to acquire casino games to host on the platform and begin to attract customers through its own marketing efforts. Based on these factors, the Company determined that it acquired inputs, but did not acquire any outputs, nor any substantive process as defined in ASC 805-10-55-4. As such, Management determined that the assets acquired did not meet the definition of a business under ASC 805, and accordingly treated the transaction as an asset acquisition for accounting purposes.

Management also considered the financial statement requirements of Rule 3-05 of Regulation S-X, and the definition of a business under Regulation S-X Rule 11-01(d). As there has been no revenue producing activity of the assets acquired before the Company’s acquisition date, and no pre-existing financial operations of these assets, management does not believe the acquired assets meet the definition of a ‘business’ for reporting considerations under Rule 3-05 of Regulation S-X, and therefore there is no requirement for the Company to provide historical financial statements.

2. We note your press release dated October 16, 2024 related to your acquisition of your gaming technology platform and planned strategic entrance to this sector. Please revise to provide a more fulsome discussion of your iGaming business and the industry in which it will operate. For example, please discuss your principal products or services, distribution methods, the current status of your products and the competitive business conditions which you will face in this industry. Refer to Item 101 of Regulation S-K for guidance.

RESPONSE: The Company has updated the “Prospectus Summary—Our Company—Planned iGaming Casino Operations” section of Amendment No. 1 to provide a more fulsome discussion of the Company’s iGaming business and the industry in which it will operate, and the status of the Company’s principal products, distribution methods, and the competitive business conditions which the Company will face in this industry.

December 20, 2024

Prospectus Summary

Planned iGaming Casino Operations, page 1

3. Please revise here to discuss all the material terms of your asset purchase agreement with Elray Resources, Inc. ("Elray"), including a description of the post-closing assistance provided by Elray to date. In addition, we note your statement in your Form 8-K filed October 3, 2024, that you require additional front-end development for your iGaming casino operating business and you will negotiate with Elray to come to an agreement on a Front-End-Development arrangement. Please revise to discuss any other material agreements entered into related to your new iGaming business or otherwise advise.

RESPONSE: The Company has updated the discussion in Amendment No. 1 to disclose the post-closing assistance provided by Elray to date and the fact that no other agreements have been entered into with Elray. The Company has further expanded the discussion of the Purchase Agreement as you have requested. The Company further notes that the Purchase Agreement and related transactions were described in detail in the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 3, 2024, which Form 8-K and related disclosures are incorporated by reference into the Registration Statement.

Summary Risk Factors, page 5

4. We note your risk factor disclosure that your accounts payable are significant and you do not currently have sufficient funds to pay such accounts. Please quantify the amount of accounts payable past due.

RESPONSE: The Company has updated the “Risk Factors” section of the Registration Statement with a new section entitled, “Risks Relating to our Accounts Payable”, including the information requested.

5. We note your summary risk factor disclosing the liquidation preference associated with your Series B Convertible Preferred Stock. Please quantify the liquidation preference and discuss how the payment of any liquidation preferences could result in common stock shareholders not receiving any consideration if you were to liquidate, dissolve or wind up.

RESPONSE: The Company has included three separate risk factors regarding the Series B Convertible Preferred Stock, entitled: “Our Series B Convertible Preferred Stock includes a liquidation preference.”; “The Series B Convertible Preferred Stock includes anti-dilution protection through the date of Stockholder Approval.”; and “The issuance of common stock upon conversion of the Series B Convertible Preferred Stock and upon exercise of certain outstanding warrants will cause immediate and substantial dilution to existing shareholders.” The Company further notes that the same risk factors were included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, which is incorporated by reference into the Registration Statement.

December 20, 2024

6. We note that you disclose that you received a notice of non-compliance with the Nasdaq listing requirements pertaining to your failure to maintain a majority of independent directors and an audit committee of at least three independent directors. Please revise this risk factor to disclose the deadline by which you must regain compliance.

RESPONSE: As noted in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 12, 2024, on December 10, 2024, based on the appointment of Steven H. Shoemaker to the Company’s audit committee, Nasdaq provided written notice to the Company that it has determined that the Company complies with the Audit Committee Rule, and this matter is now closed. As such, the Company does not believe that any risk factor disclosure is necessary regarding that matter.

7. In your dilution risk factor please quantify the number of shares of common stock into which your Series B Convertible Preferred Stock will convert so investors may understand the potential magnitude.

RESPONSE: The Company has updated its disclosures in the dilution risk factor and also included three separate risk factors regarding the Series B Convertible Preferred Stock, entitled: “Our Series B Convertible Preferred Stock includes a liquidation preference.”; “The Series B Convertible Preferred Stock includes anti-dilution protection through the date of Stockholder Approval.”; and “The issuance of common stock upon conversion of the Series B Convertible Preferred Stock and upon exercise of certain outstanding warrants will cause immediate and substantial dilution to existing shareholders.”

Risk Factors, page 7

8. Please include a risk factor addressing the risks related to the identified material weaknesses in internal control over financial reporting, which resulted in management's conclusion that disclosure controls and procedures were not effective at March 31, 2024, June 30, 2024 and September 30, 2024. Include a discussion of your remediation plan including the expected timing of such activities and any material costs you expect to incur.

RESPONSE: The Company has included a new risk factor entitled “We have in the past, and may in the future, identify material weaknesses in our disclosure controls and procedures and internal control over financial reporting. If not remediated, our failure to establish and maintain effective disclosure controls and procedures and internal control over financial reporting could result in material misstatements in our financial statements and a failure to meet our reporting and financial obligations, each of which could have a material adverse effect on our financial condition and the trading price of our securities”, addressing your comments and concerns in Amendment No. 1.

December 20, 2024

9. Please revise your risk factors section to provide more fulsome disclosure of the specific, material risks related to your new iGaming business that make an investment in you or your common stock speculative or risky. For example only, we note that the following summary risk factors do not appear to be addressed in your risk factors section:

●	The fact that we are currently an iGaming/clinical stage biotechnology company that had no revenue for the three or nine months ended September 30, 2024, and for the years ended December 31, 2023 and 2022, and may not generate significant revenue for the near term.

●	The reliance on suppliers of third-party gaming content and the cost of such content.

Please revise here to include risk factors related to the above risks and any other material risks relevant to your new business. Refer to Item 105 of Regulation S- K for guidance.

RESPONSE: The Company has included additional risk factors regarding its lack of revenues and as it relates to the planned online casino operations in the Registration Statement under “Risks Relating to our Planned Online Casino Operations”, including “We will be reliant on third-party gaming content for our games”.

* * * * *

December 20, 2024

Please let us know if you have any other questions or would like to discuss any of the above responses and/or anything in Amendment No. 1.

Sincerely,

/s/ Blair Jordan
Blair Jordan
Interim Chief Executive Officer